	ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
May 17, 2012	Ted Paris 713.229.1838 FAX 713.229.7738 ted.paris@bakerbotts.com

Via Edgar

Mr. Kevin Stertzel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	McDermott International, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 29, 2012

File No. 1-08430

Dear Mr. Stertzel:

Our client McDermott International, Inc. (the “Company”) received the staff’s comment letter dated May 15, 2012 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. Pursuant to my telephone call with you on May 17, 2012, the Company requires additional time to fully respond to the staff’s comments due to the travel plans of key members of the Company’s management. On behalf of the Company, I am confirming that, in accordance with my discussion with you, the Company will respond to the comments in your letter by June 22, 2012. If you have any questions, please call me at (713) 229-1838.

Sincerely yours,

/s/ Ted W. Paris
Ted W. Paris